Exhibit 99.1

NEWS RELEASE

Ripple Lake expands its

TCH diamond project in Ontario

Vancouver, BC – May 29, 2006 –   Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that it has acquired an additional 5,411 new claim units north and northeast of its 100% owned TCH diamond project in Ontario.  The additional claims more than double the size of the project and were acquired through a staking program that took place during the first half of 2006. The additional prospective land was acquired based on the positive results from our 2005 field program.

The 2004/5 exploration programs included detailed and regional sampling which confirmed the presence of kimberlite indicator minerals (KIM’s) in more than 60% of the samples.  The KIM’s appear to be short transport grains of kimberlitic origin and include G10’s.

The 2005 exploration program also included a comprehensive airborne geophysical survey and the discovery of a kimberlite fragment on the original land package. The recent staking has added an additional 86,600 hectares to the TCH project which now encompasses an area of approximately 143,300 hectares. The TCH project is now one of the largest Ontario diamond plays held by a junior explorer.

The new staking covers an area with high potential for kimberlite occurrences based on the work completed by Ripple Lake to date. The combination of two years of positive results from the regional and detailed sampling, as well as the promising results of the airborne geophysical survey interpretation and the location of the kimberlite fragment are very encouraging and will allow the company to identify kimberlitic targets for later 2006 drill testing.

This release has been approved by George Cavey, P.Geo., VP Exploration and  Director.

On behalf of the Board,

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake uses the technical service of the KM Diamond Exploration Ltd. which is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists.  For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.